US$750,000,000	Filed pursuant to rule 433
4.750% Senior Notes due 2015 (Re-Opening)	File No. 333-157459
Terms and Conditions:

Issuer:	Citigroup Inc.
Ratings:	A3 (stable outlook)/A (negative outlook)/A+ (stable outlook) (Moody’s / S&P / Fitch)

Ranking:	Senior

Trade Date:	August 2, 2010

Settlement Date:	August 9, 2010 (T+5 days)

Maturity:	May 19, 2015

Par Amount:	U.S. $750,000,000. Upon settlement, the notes will form part of the same series as, and will be fungible with, Citigroup’s outstanding 4.750% Senior Notes due 2015 issued on May 19, 2010, and the aggregate principal amount of this series of notes will be $2,250,000,000.

Semi-Annual Coupon:	4.750% per annum

Re-offer Spread to Benchmark:	T5 + 255 basis points

Re-offer Yield:	4.182% per annum

Public Offering Price:	102.431% plus accrued interest from May 19, 2010

Net Proceeds to Citigroup:	$773,711,666.67 (including accrued interest but before expenses).

Interest Payment Dates:	The 19th day of each May and November, commencing November 19, 2010. Following business day convention.

Day Count:	30/360.

Defeasance:	Applicable. Provisions of Article Eleven of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof

Book Manager:	Citigroup Global Markets Inc.

Senior Co-Managers:	Barclays Capital Inc.
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
RBS Securities Inc.

Junior Co-Managers:	ANZ Securities, Inc.
Brookfield Financial US, LLC
CastleOak Securities, L.P.
Lloyds TSB Bank plc
nabSecurities, LLC
Natixis Bleichroeder Inc.
NBF Securities (USA) Corp.
Samuel A. Ramirez & Company, Inc.
UBS Securities LLC

US$750,000,000	Filed pursuant to rule 433
4.750% Senior Notes due 2015 (Re-Opening)	File No. 333-157459

CUSIP:	172967 FD 8

ISIN:	US172967FD81
Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-157459. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.